UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains a press release issued by Deutsche Bank AG on May 15, 2014. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG.

Frankfurt, May 15, 2014

Deutsche Bank Agrees to Sale of The Cosmopolitan of Las Vegas

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced today that it has reached an agreement with Blackstone Real Estate Partners VII to sell Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, a leading resort and casino.

Under the transaction, Blackstone Real Estate Partners VII will acquire 100% of The Cosmopolitan of Las Vegas for USD 1.73 billion, which will be paid in cash. The transaction is subject to regulatory approvals.

The sale will have a net positive impact on the Bank’s CRD4 pro-forma fully loaded common equity tier 1 ratio of approximately five basis points upon closing of the transaction. The Cosmopolitan of Las Vegas is held within the Bank’s Non-Core Operations Unit (NCOU).

“As part of our Strategy 2015+, the Bank is committed to reducing its non-core legacy positions in a capital efficient manner which benefits shareholders”, said Pius Sprenger, Head of the Non-Core Operations Unit. “We are pleased to have agreed to this sale and to have delivered on our commitment.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2013 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2014, on pages 11 through 25 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: May 15, 2014

	By:	/s/ Karin Dohm
	Name:	Karin Dohm
	Title:	Managing Director

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

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